UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CoBiz Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19089710

(CUSIP Number)

February 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19089710
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Noel N. Rothman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,295,060(1)

	6.	Shared Voting Power 230,318(2)

	7.	Sole Dispositive Power 1,295,060(1)

	8.	Shared Dispositive Power 230,318(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,525,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.44%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 1,288,070 shares owned directly by Mr. Rothman, (b) 6,665 shares that are subject to options which are exercisable by Mr. Rothman within 60 days of February 20, 2007 and (c) 325 shares held in an individual retirement account for the benefit of Mr. Rothman.

(2)  Includes (a) 44,112 shares held by NaF Limited Partnership, an entity of which Mr. Rothman is a general partner, (b) 59,210 shares held in various family trusts for which Mr. Rothman is a trustee, (c) 38,550 shares held by Namtor Growth Fund Partnership, an entity of which Mr. Rothman is a general partner, (d) 1,325 shares held by Mr. Rothman’s wife, (e) 6,271 shares held in a trust for which Mr. Rothman’s wife is a co-trustee and (f) 80,850 shares held in trust by Mr. Rothman’s wife.

Item 1.
	(a)	Name of Issuer CoBiz Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 821 17th Street, Denver, CO 80202

Item 2.
	(a)	Name of Person Filing Noel N. Rothman
	(b)	Address of Principal Business Office or, if none, Residence 311 S. Wacker Dr., Ste 4190, Chicago, IL 60606
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 19089710

Item 3.	Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: 1,525,378 shares
(b) Percent of class: 6.44%
(c) (i)

The Reporting Person has sole voting and dispositive power over 1,295,060 shares consisting of (A) 1,288,070 shares owned directly by Mr. Rothman, (B) 6,665 shares that are subject to options which are exercisable by Mr. Rothman within 60 days of February 20, 2007, and (C) 325 shares held in an individual retirement account for the benefit of Mr. Rothman.

(ii)

The Reporting Person has shared voting and dispositive power over 230,318 shares consisting of (A) 44,112 shares held by NaF Limited Partnership, an entity of which Mr. Rothman is a general partner, (B) 59,210 shares held in various family trusts for which Mr. Rothman is a trustee, (C) 38,550 shares held by Namtor Growth Fund Partnership, an entity of which Mr. Rothman is a general partner, (D) 1,325 shares held by Mr. Rothman’s wife, (E) 6,271 shares held in a trust for which Mr. Rothman’s wife is a co-trustee, and (F) 80,850 shares held in trust by Mr. Rothman’s wife.

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: March 1, 2007

/s/ NOEL N. ROTHMAN
Noel N. Rothman